November 5, 2024

Brandi Kendall
Chief Financial Officer
Crescent Energy Co
600 Travis Street, Suite 7200
Houston, Texas 77002

        Re: Crescent Energy Co
            Form 10-K for the Fiscal Year ended December 31, 2023
            Filed March 4, 2024
            File No. 001-41132
Dear Brandi Kendall:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation